UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein are the following:

Exhibit 1: Registrant's press release dated April 30, 2014, entitled: "RedHill Biopharma Reports Results for the First Quarter of 2014”.

Exhibit 2: Registrant’s condensed interim unaudited financial information as of March 31, 2014 and for the three months then ended.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 23, 2014 (Registration No. 333- 193503).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2014	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Dror Ben-Asher —————————————— Dror Ben-Asher Chief Executive Officer